                                                                                                Exhibit 23

Consent of Independent Registered Public Accounting Firm

To the Halliburton Company
Benefits Committee:

We consent to the incorporation by reference in the Registration Statement No. 333-86080 on Form S-8 of Halliburton Company of our report dated June 25, 2004 with respect to the statements of net assets available for plan benefits of Halliburton Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of Halliburton Savings Plan.

/s/   KPMG LLP

Houston, Texas
June 25, 2004